Exhibit 99.1

Peter Portka Appointed Chief Financial Officer of NorZinc

NZC-TSX
NORZF-OTCQB

VANCOUVER, Dec. 2, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) (the "Company" or "NorZinc") is pleased to announce the appointment of Mr. Peter Portka as Chief Financial Officer, effective December 2, 2019, to replace Mr. Trevor Cunningham, who will be leaving the Company to pursue new opportunities. Mr. Cunningham will be working with the Company in December to support a seamless transition.

Mr. Portka is a mining financial professional with extensive metals and mining experience in corporate finance, corporate development, public accounting and M&A advisory. During his career, he has been extensively involved with, and led, public financings, financial reporting, detailed financial due diligence on a multitude of mining investment opportunities, and managing day-to-day corporate operations.

Mr. Portka was most recently VP Finance of Quintana Resources Capital, a US-based mining investment company, a position he held since 2014. During his time at Quintana, Peter helped secure over US$200 million in funding for investments in the base and precious metals space. In addition to leading the investment mandate of the company, Peter also oversaw the expansion and development of a producing Mexican silver operation. Prior to Quintana, Peter was Corporate Controller and Manager, Corporate Development at Sandstorm Gold Royalties. Mr. Portka holds Chartered Professional Accountant and Chartered Financial Analyst designations, and has a Bachelor of Commerce degree from the University of British Columbia.

Don MacDonald, President & CEO of NorZinc Ltd. said, "We are delighted to have Peter Portka join NorZinc at this important time in the development of the Prairie Creek Mine. Peter's extensive experience in mining projects will immediately strengthen the NorZinc management team. Trevor has done a tremendous job for NorZinc over many years, where he successfully steered us to this point. We wish him every success in his future endeavours."

Peter Portka said, "I am very excited to be joining NorZinc at such a transformative point in the development of the Prairie Creek Mine and I am looking forward to working with the team to develop this great asset."

About NorZinc

NorZinc is a TSX-listed mine development Company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

Cautionary Statement – Forward-Looking Information

This press release contains forward-looking information, including, among other things, expectations regarding road construction requirements and timing, the permitting process, timing of commencement of operations on the Prairie Creek Mine and related matters, life of mine of the Prairie Creek Mine, and potential financings.  This forward-looking information is based on, among other things, management's expectations with respect to, the size and quality of mineral resources, future trends for the Company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, capital market conditions, and the financial results of the Company. Actual results may vary from the forward-looking information.  Material risk factors that could cause actual results to differ materially from the forward-looking information include risks that the assumptions and factors on which the forward-looking information is based differ from expectations, as well as all of the risk factors described in the Company's most recent Form 20-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any intention or obligation to update or revise any forward-looking information, except as required by applicable law. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, don.macdonald@norzinc.com; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com; Tollfree:1-866-688-2001, E-mail: invest@norzinc.com, Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 16:10e 02-DEC-19